
10012978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 24 2010
WASH. D.C.
193
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________________ to ________________

Commission file number: 001-03761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS INSTRUMENTS INCORPORATED
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

Financial Statements and Supplemental Schedule

TI Contribution and 401(k) Savings Plan
As of December 31, 2009 and 2008, and for
the Year Ended December 31, 2009
With Report of Independent Registered
Public Accounting Firm

TI Contribution and 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008,
and for the Year Ended December 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administration Committee
TI Contribution and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI Contributions and 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst + Young LLP

Dallas, Texas
June 23, 2010

TI Contribution and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2009	**2008**
	(In Thousands)	
Assets		
Plan interest in the Master Trust	**$ 1,744,624**	$ 1,332,073
Participant loans	**30,529**	30,640
Employer contribution receivable	**-**	1,542
Participant contribution receivable	**-**	1,461
Total assets	**1,775,153**	1,365,716
Liabilities		
Accrued expenses	**698**	971
Net assets available for benefits	**$ 1,774,455**	$ 1,364,745

See accompanying notes.

TI Contribution and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

(In Thousands)

Year Ended December 31, 2009

Plan interest in net investment gain from Master Trust	$ 417,102
Interest income on participant loans	2,096
Contributions:	
Participant	73,407
Employer	44,275
Rollover	2,945
	120,627
Benefits paid to participants	(126,740)
Administrative expenses	(3,375)
	(130,115)
Net increase	409,710
Net assets available for benefits:	
Beginning of year	1,364,745
End of year	$ 1,774,455

See accompanying notes.

1. Description of the Plan

Texas Instruments Incorporated (TI or the Company) has two defined contribution plans for U.S. participants. One of the plans, the TI 401(k) Savings Plan (the Savings Plan), is closed to new participants. The other plan, the TI Contribution and 401(k) Savings Plan (the C&S Plan), is open to new participants. This report concerns the open plan.

The following description of the C&S Plan provides only general information. Participants should refer to the C&S Plan document for a more complete description of the C&S Plan's provisions.

General

The C&S Plan was adopted effective January 1, 1998. The C&S Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The C&S Plan is administered by the Administration Committee of the Company. The Retirement Investment Committee of the Company is responsible for the C&S Plan's investment options.

On January 5, 2009, Fidelity Investments Institutional Operations Company, Inc. began providing recordkeeping services for the C&S Plan that were previously provided by Hewitt Associates.

On May 8, 2009, the Barclays Global Investors LifePath 2010 Fund, LifePath 2020 Fund, LifePath 2030 Fund, LifePath 2040 Fund, and Active International Equity Fund were replaced with Barclays Global Investors LifePath Index 2010 Fund, LifePath Index 2020 Fund, LifePath Index 2030 Fund, LifePath Index 2040 Fund, and EAFE Equity Index Fund, respectively. Effective December 1, 2009 (the date BlackRock, Inc. completed its acquisition of Barclays Global Investors (BGI)), funds managed by BGI were replaced with the following: BlackRock Equity Index Fund, BlackRock (EAFE) (Europe, Australia, Far East) Equity Index Fund, BlackRock Lifepath Index 2010 Fund, BlackRock Lifepath Index 2020 Fund, BlackRock Lifepath Index 2030 Fund, and BlackRock Lifepath Index 2040 Fund.

1. Description of the Plan (continued)

Eligibility/Participation

Any employee of TI and participating subsidiaries who was a participant in the Savings Plan and who elected to discontinue participation in the Savings Plan after December 31, 1997, and transfer his or her accounts to the C&S Plan became a participant in the C&S Plan as of January 1, 1998. Employees who elected to continue to participate in the Savings Plan are not eligible to participate in the C&S Plan. Any former employee whose accounts were transferred to the C&S Plan as a result of a break in credited service, as defined, shall become a participant as of the date such accounts are transferred.

Additionally, individuals who became employees after November 30, 1997, and employees of any U.S. subsidiary that have elected to participate in the C&S Plan are eligible to participate in the C&S Plan. An employee who is a U.S. citizen employed by a foreign subsidiary and who is not on the TI expatriate program shall not be eligible to participate in the C&S Plan. Eligibility to contribute to the C&S Plan through salary deferrals or to have TI contributions made on an employee's behalf begins on an employee's employment date.

Participants' Accounts

Participants may have one or more of the following accounts within the C&S Plan: a 401(k) Account, which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account; a Profit Sharing Account; and a Voluntary Employee Contribution Account (VEC Account).

A participant's 401(k) Account is credited with the participant's salary deferrals, employer matching contributions, and earnings and losses thereon. Employer fixed savings contributions (as defined by the C&S Plan) made by the Company and earnings and losses thereon are contributed to eligible participants' Contribution Accounts. Any forfeitures of the non-vested portion of terminated participants' accounts occurring during a C&S Plan year may be applied to reduce future employer fixed savings contributions. The Profit Sharing Account and VEC Account, as applicable, are credited with earnings and losses. Allocations of C&S Plan earnings and losses are based on account balances. Expenses of administering the C&S Plan and its related trust are deducted from participants' accounts to the extent not paid by the Company.

Contributions

The C&S Plan receives contributions from TI and from participants. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by C&S Plan provisions or the Internal Revenue Code (the Code) ($16,500 for 2009). Such contributions are credited to the participant's 401(k) Account. The maximum contribution rate for participants is 50% of the participant's compensation, as defined by the C&S Plan.

1. Description of the Plan (continued)

The C&S Plan offers catch-up contributions (contributions described in the Economic Growth and Tax Relief Reconciliation Act of 2001 that are in excess of the limits discussed in the preceding paragraph) to participants who attained age 50 or older before the close of the C&S Plan year.

All participants who entered into the C&S Plan after January 1, 2004 and prior to January 5, 2009, automatically had 2% of their eligible compensation withheld as a 401(k) contribution to the 401(k) Account unless the participant either (i) elected a deferral percentage other than 2% or (ii) elected to not participate in the C&S Plan.

Beginning on January 5, 2009, all new hires have a 30-day enrollment period after which, if the employee has taken no action, he or she will be automatically enrolled in the C&S Plan at a contribution rate of 4%. Financial Engines will manage the participants' investments through the Personal Asset Manager program. Employees who have been automatically enrolled may at any time opt out of participating in the C&S Plan, change their contribution rate and opt out of the Financial Engines' Personal Asset Manager Program. TI matches a participant's salary deferrals in an amount equal to 100% of the participant's salary deferrals provided that the aggregate match not exceed 4% of the participant's eligible compensation, as defined by the C&S Plan, for the C&S Plan year. Such contributions are credited to the participant's 401(k) Account.

TI contributes, on behalf of certain eligible participants, an employer fixed savings contribution in an amount equal to 2% of such participant's eligible compensation for the C&S Plan year. Employer fixed savings contributions are credited to the eligible participant's Contribution Account. Effective January 1, 2004, the C&S Plan was amended to discontinue the 2% employer fixed savings contribution for all participants entering the C&S Plan on or after January 1, 2004. Prior to 1999, profit sharing contributions were made to a Profit Sharing Account for eligible employees. Effective January 1, 1999, the C&S Plan was amended such that Company profit sharing contributions shall no longer be made into the C&S Plan.

Contributions to the VEC Account were discontinued as of January 1, 1987.

Investments

All investment assets of the C&S Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the Savings Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2009 and 2008 are presented in Note 3. The C&S Plan's ownership in the Master Trust is denominated in units. Units represent the value of the participants' accounts in the C&S Plan.

1. Description of the Plan (continued)

Interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are primarily allocated on a per participant basis. Contributions received, benefits paid, and direct expenses of the participating plans effectively increase or decrease the number of units held by each plan.

Participants in their sole discretion may direct contributions and salary deferrals to be invested in and transferred among various investment funds.

Participant Loans

Each loan shall be deducted from a participant's account, as described in the loan policy adopted under the C&S Plan, shall be secured by that portion of the participant's vested account balance deducted for the loan and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms, and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited as described in the loan policy under the C&S Plan.

Distributions and Vesting

Participants are 100% vested in their Profit Sharing Account, 401(k) Account, VEC Account, and other accounts transferred from the Savings Plan, as described in the C&S Plan document. No forfeitures of a vested interest in such accounts shall take place for any reason under the C&S Plan. Upon a participant's termination of employment, such participant shall be entitled to receive all or part of these accounts, subject to repayment of outstanding loans.

Upon termination of employment and after completion of five years of credited service, participants are entitled to a distribution of the full amount of their Contribution Account. A participant who has not completed five years of credited service, and who terminates other than by reason of retirement, death, or permanent disability, shall be entitled to receive a portion of his or her Contribution Account based on the years of credited service for vesting, as described in the C&S Plan document. Notwithstanding the foregoing, a participant shall be fully vested in all amounts in his or her Contribution Account upon the attainment of age 65.

Upon termination of a participant's employment because of retirement, permanent disability, or death, the full amount of his or her C&S Plan accounts shall be payable to the participant, or in

1. Description of the Plan (continued)

case of death, to the beneficiary, subject to applicable laws and the repayment of outstanding loans.

A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

Withdrawals

A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years, (ii) becoming entitled to a distribution in accordance with the C&S Plan provisions, or (iii) being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time. Such withdrawals must equal at least the lesser of $500 or the entire amount available for withdrawal.

A participant has the right to make a withdrawal from his or her VEC Account at any time, provided that the amount withdrawn is at least $500 or 100% of the account balance, whichever is smaller.

Certain further limitations on withdrawals are described in the C&S Plan document.

Termination of the Plan

Although there is no current intention to do so, TI may discontinue the C&S Plan by giving written notice to the Administration Committee and the C&S Plan trustee, subject to the provisions of ERISA. In the event of C&S Plan termination, all participants are 100% vested in their account balances.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan measures and reports financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The three-level hierarchy below indicates the extent and level of judgment used to estimate fair value measurements.

2. Summary of Significant Accounting Policies (continued)

Level 1	Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment because the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.
Level 3	Uses inputs that are unobservable or supported by little or no market activity and reflect significant management judgment. These values are generally determined using pricing models that utilize management's estimates of market participant assumptions.

Following is a description of the valuation methodologies used for the Master Trust assets and participant loans measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at fair value using published market prices, which represent the net asset value of shares held by the C&S Plan at year-end.

Common/collective trusts: Valued at net asset value based on the fair value of the underlying investments of the trust as determined by the sponsor of the trust.

Cash equivalents: Valued at cost, which approximates fair value.

Participant loans: Valued at unpaid principal balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administration Committee believes that its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets and the C&S Plan's participant loans at fair value as of December 31, 2009 (dollars in thousands).

	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund (a)	$ –	$ 370,219	$ –	$ 370,219
Northern Trust Daily Aggregate Bond Index Fund (d)	–	246,126	–	246,126
BlackRock Equity Index Fund (b)	–	334,202	–	334,202
Northern Trust Russell 1000 Value Equity Index Fund (c)	–	44,268	–	44,268
Northern Trust Russell 1000 Growth Equity Index Fund (c)	–	203,410	–	203,410
Northern Trust Russell 2000 Equity Index Fund (c)	–	127,267	–	127,267
BlackRock EAFE (International) Equity Index Fund (b)	–	241,178	–	241,178
BlackRock LifePath Index 2010 Fund (b)*	–	104,454	–	104,454
BlackRock LifePath Index 2020 Fund (b)*	–	54,474	–	54,474
BlackRock LifePath Index 2030 Fund (b)*	–	49,596	–	49,596
BlackRock LifePath Index 2040 Fund (b)*	–	38,725	–	38,725
Subtotal	–	1,813,919	–	1,813,919
TI Common Stock ** (a)	$759,304	$ –	$ –	$ 759,304
Brokerage Window*** :				
Cash and cash equivalents (a)	46,579	–	–	46,579
Registered investment companies (a)	37,538	–	–	37,538
Other common stocks (a)	72,822	–	–	72,822
Other investments (a)	–	6,802	–	6,802
Subtotal	156,939	6,802	–	163,741
Total Master Trust assets at fair value	$916,243	$1,820,721	$ –	$2,736,964
Participant loans for the C&S Plan	$ –	$ –	$30,529	$ 30,529

2. Summary of Significant Accounting Policies (continued)

* The BlackRock LifePath funds are target date allocation funds. These funds hold a mix of broad-market stock, bond, and real estate index funds designed for participants who expect to retire in or close to the target year stated in the fund's name. Over time, the mix of the 2010, 2020, 2030, and 2040 funds will gradually shift to become more conservative as the target year approaches. Upon reaching the target year, the fund will be blended into the LifePath Retirement Fund, which is designed to provide those participants who are withdrawing money from the C&S Plan with an appropriate blend of income and inflation protection.

** The TI common stock held by the C&S Plan is the principal component of the TI Stock Fund. The TI Stock Fund also includes an investment in the Northern Trust Short Term Investment Fund to provide liquidity, which allows participants to buy and sell the TI Stock Fund on a daily basis without the usual 3-day trade settlement period for individual stock transactions. Participant ownership in the TI Stock Fund is measured in units of the fund instead of in shares of TI common stock.

*** The Brokerage Window is provided for participants who want more investment choices than the core options offered by the C&S Plan. Through the window, participants have access to the wide range of funds and securities available from Fidelity Investments. As of December 31, 2009, the investment holdings of the participants via the window included a large variety of mutual funds, exchange-traded funds and individual securities, with no material concentration in any one investment or industry.

Ability to Redeem the Funds at the Plan Level

(a) Redemptions allowed daily with one-day's notice of any amount.

(b) Redemptions allowed daily with 30-days' notice of any amount.

(c) Redemptions allowed twice a month with six-days' notice of up to 25% of the balance of the shares held. When the fair value is $1,000,000 or less, 100% of the share balance may be redeemed.

(d) Redemptions allowed twice a month with six-days' notice of up to 15% of the balance of the shares held. When the fair value is $1,000,000 or less, 100% of the share balance may be redeemed.

TI Contribution and 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets and the C&S Plan's participant loans at fair value as of December 31, 2008 (dollars in thousands).

	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ –	$ 444,034	$ –	$ 444,034
Northern Trust Daily Aggregate Bond Index Fund	–	229,798	–	229,798
Barclays Global Investors Equity Index Fund	–	264,132	–	264,132
Northern Trust Russell 1000 Value Equity Index Fund	–	36,065	–	36,065
Northern Trust Russell 1000 Growth Equity Index Fund	–	130,055	–	130,055
Northern Trust Russell 2000 Equity Index Fund	–	100,388	–	100,388
Barclays Global Investors Active International Equity Fund	–	163,507	–	163,507
Barclays Global Investors LifePath 2010 Fund	–	94,765	–	94,765
Barclays Global Investors LifePath 2020 Fund	–	38,567	–	38,567
Barclays Global Investors LifePath 2030 Fund	–	35,991	–	35,991
Barclays Global Investors LifePath 2040 Fund	–	26,984	–	26,984
Subtotal	–	1,564,286	–	1,564,286
TI Common Stock	494,458	–	–	494,458
Brokerage Window:				
Cash and cash equivalents	39,935	–	–	39,935
Registered investment companies	36,600	–	–	36,600
Other common stocks	29,538	–	–	29,538
Other investments	–	5,716	–	5,716
Subtotal	106,073	5,716	–	111,789
Total Master Trust assets at fair value	$ 600,531	$1,570,002	$ –	$2,170,533
Participant loans for the C&S Plan	$ –	$ –	$ 30,640	$ 30,640

2. Summary of Significant Accounting Policies (continued)

The table below sets forth a summary of the changes in the fair value of the C&S Plan's participant loans (the C&S Plan's only Level 3 assets) for the year ended December 31, 2009 (dollars in thousands):

	Participant Loans
Balance, beginning of year	$ 30,640
Loan repayments	(16,282)
Loan issuances	16,171
Balance, end of year	$ 30,529

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The investment funds offered to participants in the C&S Plan largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. Other than the TI Stock Fund, each of the funds is diversified across a wide number of securities within its stated asset class.

The C&S Plan invests in investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Related-Party Transactions

Certain C&S Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the C&S Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the C&S Plan's assets are invested in the Company's common stock. Because the Company is the C&S Plan's sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

2. Summary of Significant Accounting Policies (continued)

Basis of Accounting

The financial statements of the C&S Plan are prepared using the accrual basis of accounting. Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the C&S Plan's financial statements.

3. Interest in Master Trust

The C&S Plan's investments are held in the Master Trust, which was established for the investment of assets of the C&S Plan and the Savings Plan sponsored by TI (see Note 1). The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2009 and 2008, and the percentage interest the C&S Plan holds in each of the Master Trust accounts are summarized as follows (dollars in thousands):

	2009		2008	
	Master Trust Fair Value	C&S Plan Percentage Interest	Master Trust Fair Value	C&S Plan Percentage Interest
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	**$ 370,219**	**55%**	$ 444,034	53%
Northern Trust Daily Aggregate Bond Index Fund	**246,126**	**61%**	229,798	59%
Barclays Global Investors Equity Index Fund	**334,202**	**64%**	264,132	63%
Northern Trust Russell 1000 Value Equity Index Fund	**44,268**	**69%**	36,065	64%
Northern Trust Russell 1000 Growth Equity Index Fund	**203,410**	**71%**	130,055	70%
Northern Trust Russell 2000 Equity Index Fund	**127,267**	**70%**	100,388	68%
BlackRock EAFE (International) Equity Index Fund	**241,178**	**68%**	163,507	66%
BlackRock LifePath Index 2010Fund	**104,454**	**63%**	94,765	63%
BlackRock LifePath Index 2020 Fund	**54,474**	**57%**	38,567	57%
BlackRock LifePath Index 2030 Fund	**49,596**	**79%**	35,991	77%
BlackRock LifePath Index 2040 Fund	**38,725**	**83%**	26,984	81%
TI Common Stock	**759,304**	**64%**	494,458	63%
Brokerage Window:				
Cash and cash equivalents	**46,579**	**58%**	39,935	54%
Registered investment companies	**37,538**	**53%**	36,600	55%
Other common stocks	**72,822**	**60%**	29,538	65%
Other investments	**6,802**	**35%**	5,716	30%
	$2,736,964		$2,170,533	

At December 31, 2009 and 2008, the C&S Plan's portion of the Master Trust assets was approximately 64% or $1.745 billion and 61%, or $1.332 billion, respectively.

3. Interest in Master Trust (continued)

Net investment income of the Master Trust accounts for the year ended December 31, 2009, and the C&S Plan's share of net investment income of each Master Trust account are summarized as follows (dollars in thousands):

	Master Trust			
	Net Appreciation in Fair Value of Investments	**Interest and Dividends**	**Net Investment Income**	**C&S Plan Share in Net Investment Income**
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ –	$ 2,164	$ 2,164	54%
Northern Trust Daily Aggregate Bond Index Fund	15,329	–	15,329	60%
BlackRock Equity Index Fund	71,481	–	71,481	64%
Northern Trust Russell 1000 Value Equity Index Fund	7,973	–	7,973	70%
Northern Trust Russell 1000 Growth Equity Index Fund	54,905	–	54,905	71%
Northern Trust Russell 2000 Equity Index Fund	28,440	–	28,440	70%
BlackRock EAFE (International) Equity Index Fund	47,017	–	47,017	68%
BlackRock LifePath Index 2010 Fund	15,723	–	15,723	64%
BlackRock LifePath Index 2020 Fund	9,330	–	9,330	58%
BlackRock LifePath Index 2030 Fund	9,945	–	9,945	79%
BlackRock LifePath Index 2040 Fund	8,340	–	8,340	84%
TI Common Stock	323,611	13,699	337,310	64%
Brokerage Window:				
Cash and cash equivalents	–	392	392	58%
Registered investment companies	9,340	316	9,656	55%
Other common stocks	18,980	613	19,593	62%
Other investments	1,717	57	1,774	61%
	$622,131	$17,241	$639,372	

The C&S Plan's portion of the net investment gain of the Master Trust was approximately 65%, or $417 million, for the year ended December 31, 2009.

4. Income Tax Status

The C&S Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 22, 2001, stating that the C&S Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the C&S Plan was amended and restated. The C&S Plan is required to operate in conformity with the Code to maintain its qualification. The Administration Committee believes that the C&S Plan is being operated in compliance with the applicable requirements of the Code, and therefore believes the C&S Plan, as amended and restated, is qualified and the related trust is tax-exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31	
	2009	**2008**
Net assets available for benefits per the financial statements	**$ 1,774,455**	$ 1,364,745
Less benefits payable	**(925)**	–
Net assets available for benefits per the Form 5500	**$ 1,773,530**	$ 1,364,745

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year Ended December 31 2009
Benefits paid to participants per the financial statements	$ 126,740
Plus benefits payable at end of year	925
Benefits paid to participants per the Form 5500	$ 127,665

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

6. Subsequent Event

Beginning in the third quarter of 2010, the C&S Plan will offer a Roth contribution option. Contributions to a Roth 401(k) are elective contributions includable in a participant's gross income and have taxes taken out before they are credited to the participant's 401(k) Account.

Supplemental Schedule

TI Contribution and 401(k) Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-0289970
Plan #: 092

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In Thousands)
*	Participants	Loans with interest rates ranging from 1.8% to 10% with various maturities	$ –	$ 30,529

* Indicates party-in-interest to the C&S Plan.

EXHIBITS

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the C&S Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

By: 
Lita Alessandra
Chair, Administration Committee

Date: June 22, 2010

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41913) pertaining to the TI Contribution & 401(k) Savings Plan of our report dated June 23, 2010, with respect to the financial statements and supplemental schedule of the TI Contribution & 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Dallas, Texas
June 23, 2010

Ernst + Young LLP